CONSORTIUM AGREEMENT

Cloopen Co., Ltd.

and

Trustbridge Partners VII, L.P.

Dated as of December 22, 2025

TABLE OF CONTENTS

This CONSORTIUM AGREEMENT is made and entered into as of December 22, 2025, by and among:

(1) Cloopen Co., Ltd. ("CEO Entity"), a company organized under the laws of the British Virgin Islands and wholly-owned by Mr. Changxun Sun ("CEO");

(2) Trustbridge Partners VII, L.P., an exempted limited partnership organized under the laws of the Cayman Islands ("Trustbridge" or the "Initial Sponsor", together with the CEO Entity, the "Initial Members", and each, a "Initial Member").

Each of the Initial Members and the Additional Sponsors (as defined below) is referred to herein as a "Consortium Member" or "Party" and collectively, the "Consortium Members" or "Parties". Unless otherwise set forth herein, capitalized terms have the meanings ascribed to such terms as set forth in Section 10.01.

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, the Initial Members will jointly submit a non-binding proposal in substantially the form attached as Exhibit A hereto (as may be amended in accordance with the terms herein, the "Proposal") to acquire, directly or indirectly, all of the Company Shares, not already owned by the Consortium Members or their Affiliates (the "Transaction"), to the board of directors of the Company (the "Board") in connection with the Transaction;

WHEREAS, (a) the Initial Members propose to form a consortium (the "Consortium") to pursue the Transaction; (b) in connection with the Transaction, the Initial Members propose to form a new company ("Parentco") under the laws of the Cayman Islands, to cause Parentco to form a new company ("Holdco") under the laws of the Cayman Islands and, if appropriate, to cause Holdco to form a direct or indirect, wholly owned subsidiary ("Merger Sub") under the laws of the Cayman Islands, and (c) upon the Closing of the Transaction, the Initial Members intend that Merger Sub will be merged with and into the Company, with the Company being the surviving company and becoming a direct, wholly-owned subsidiary of Holdco;

WHEREAS, in accordance with the terms of this Agreement, the Initial Members will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence, (b) the negotiation of the terms of the merger agreement (the "Merger Agreement") and other definitive documentation in connection with the Transaction (collectively, the "Definitive Agreement") and (c) the consummation of the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consortium Members, intending to be legally bound, hereby agree as follows:

ARTICLE I
SHAREHOLDERS AGREEMENT; ADMISSION OF ADDITIONAL CONSORTIUM MEMBERS; HOLDCO OWNERSHIP; DEBT FINANCING; COMMITMENT TO THE CONSORTIUM

Section 1.01 Shareholders Agreement

The Consortium Members agree to negotiate in good faith to reach agreement on a shareholders agreement (the "Holdco Shareholders Agreement") that would, among other things, govern the relationship of the shareholders in Holdco following the Closing, and which will be executed in no event later than the execution of the Definitive Agreement. The Holdco Shareholders Agreement will contain customary minority shareholders protection rights in similar transactions.

The Initial Members agree to negotiate in good faith to reach agreement on a shareholders agreement (the "Parentco Shareholders Agreement") that would, among other things, govern the relationship of the shareholders in Parentco following the Closing, and which will be executed in no event later than the execution of the Definitive Agreement. The Parentco Shareholders Agreement will contain customary minority shareholders protection rights in similar transactions.

Section 1.02   Admission of Additional Consortium Members

The Initial Sponsor may decide at its sole discretion to admit one or more additional investor(s) to the Consortium as additional sponsor(s), which will provide additional equity capital for the consummation of the Transaction (the "Additional Sponsors", each an "Additional Sponsor", and together with the Initial Sponsor, the "Sponsors"). The Additional Sponsor admitted to the Consortium pursuant to this Section 1.02 shall execute a deed of adherence to this Agreement in form and substance satisfactory to the Initial Sponsor, following which time it will be deemed a "Consortium Member" for all purposes under this Agreement.   Each Consortium Member (other than the Initial Sponsor) hereby authorizes and appoints the Initial Sponsor to enter into such Deed of Adherence on its behalf.

Section 1.03   Holdco Ownership

(a)   Unless the Initial Sponsor otherwise agrees, prior to the execution of the Definitive Agreement, the Initial Members shall incorporate a Parentco and shall cause Parentco to incorporate a Holdco and, depending on the agreed structure, shall cause Holdco to incorporate a Merger Sub, and any other intermediate holding companies, in each case, under the laws of such jurisdiction(s) and as otherwise may be agreed by the Initial Sponsor to undertake the Transaction.

(b)   To finance a portion of the cash needed by Holdco for payment of the consideration in the Transaction, each Sponsor shall, in connection with the execution of the Definitive Agreement, (i) enter into a rollover agreement in customary form pursuant to which it will contribute immediately prior to the Closing all (or, if agreed to by Initial Sponsor, a portion of) Company Shares Beneficially Owned by it or its Affiliates (if any) to Merger Sub, in exchange for newly issued equity interests in Holdco, and/or (ii) deliver an equity commitment letter in customary form, pursuant to which it will fund, at the Closing, a certain amount of cash to Parentco, which will then be remitted to Holdco for payment of the consideration in the Transaction, in each case at the same implied per share valuation for the Company Shares and on the same price per equity security of Holdco or Parentco and other economic terms as applicable to the other Consortium Members.

(a)   CEO Entity agrees to enter into a rollover agreement in customary form pursuant to which it will contribute immediately prior to the Closing all Company Shares Beneficially Owned by him to Merger Sub, in exchange for newly issued equity interests in Holdco based on the same per share consideration as provided in the Definitive Agreement and the price at which the newly issued equity interests in Holdco are to be issued to the Sponsors pursuant to Section 1.03(a), except as may otherwise be agreed by the Parties.

Section 1.04   Debt Financing

The Consortium Members shall use reasonable efforts and cooperate in good faith to arrange debt financing, incurred by Parentco, to support the Transaction (the "Debt Financing"), on terms satisfactory to Initial Sponsor. The Consortium Members shall jointly coordinate with banks and other financing sources to be identified by the Initial Sponsor (the "Financing Banks") in connection with the Debt Financing. The Initial Sponsor shall be primarily responsible for procuring the Debt Financing and negotiating with the Financing Banks with respect to the terms of the Debt Financing, provided that the Initial Member shall not be obliged to provide any indemnity, guarantee or other security (including any personal guarantee or recourse undertaking by any of their respective direct or indirect equity holders) in support of the Debt Financing.

Section 1.05   Commitment to the Consortium

(a)   Within the Exclusivity Period, the Consortium Members shall (unless otherwise agreed to or consented to in writing in advance by the Initial Sponsor) work exclusively with each other with respect to the Transaction, including but not limited to (i) evaluating the Company and its business by conducting pre-signing and pre-closing due diligence, (ii) pre-agree on business strategy, business plan and management plan, (iii) securing debt (if applicable) and equity financing sources, (iv) conduct negotiations with the Company and its special committee (if applicable); (v) prepare, negotiate and finalize the Documentation in the form to be agreed by the Consortium Members.   In order to facilitate the foregoing, each Consortium Member hereby authorizes and delegates to the Initial Sponsor and the Joint Advisors the primary responsibility for negotiating with the Company (including the special committee, if applicable) with respect to the Transaction, provided that the Initial Sponsor shall act in good faith in discharging the foregoing responsibility by providing each other Consortium Member with a reasonable opportunity to review and provide input on the Definitive Documents and considering any such input in good faith. For the avoidance of doubt, nothing in this Section 1.05(a) shall require any Consortium Member or the CEO to take or refrain from taking any action that would conflict with such person's fiduciary or similar duties under applicable law.

(b)   Within the Exclusivity Period, each Consortium Member shall not, shall cause its Affiliates not to and shall cause the Representatives of it and its Affiliates (subject to, in the case of a Representative who is a director of the Company or any of its Subsidiaries and solely in such Representative's capacity as a director, his or her fiduciary duties) not to, directly or indirectly, either alone or with or through any authorized Representatives, without the written consent of the Initial Sponsor: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions, negotiations or related activities with any third party with respect to a Competing Proposal, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Company Shares or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do or omit to do, anything which is inconsistent with the Transaction as contemplated under this Agreement, (v) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Consortium Member from performing its obligations under this Agreement, (vi) dispose of any Securities, including (A) sell, offer to sell, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities ("Transfer") or permit the Transfer by any of its Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the Definitive Agreement, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, arrangement, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 1.05(b)(i) to Section 1.05(b)(vii) or Section 1.05(a)(i) to Section 1.05(a)(v); provided that nothing in this Agreement shall restrict or prevent (x) any acquisition or other transaction indirectly effected by the Initial Sponsor solely by virtue of holding any partnership or other interest in any investment vehicle managed by a third party external fund manager on a discretionary basis; or (y) ordinary course activities or conduct of any of the Initial Sponsor's Affiliates or groups or divisions within such Affiliates (including, without limitation, brokerage, investment, financial, merger or other advisory, financing, asset management, trading, market making, arbitrage, debt, and investment activities conducted in the ordinary course of business), provided that the Confidential Information is only received by such Affiliate's personnel who are assisting in evaluating or negotiating the Transaction and such personnel do not discuss the Transaction or any of the Confidential Information with, or disclose any of the Confidential Information to, the investment professionals conducting such ordinary course activities.

(c)   Within the Exclusivity Period, each Consortium Member shall (unless otherwise agreed to or consented to in writing in advance by the Initial Sponsor): (i) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to a Competing Proposal, (ii) promptly notify the other Consortium Members if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Competing Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Consortium Members with copies of any written communication.

(d)   Each Consortium Member hereby irrevocably and unconditionally agrees that, to the extent it Beneficially Owns any Company Shares, at any annual or extraordinary general meeting of the shareholders of the Company and at any other meeting of the shareholders of the Company, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, it shall (solely in its capacity as Beneficial Owner of its Company Shares), and shall cause any holder of record of its Company Shares to, in each case, to the extent that the Company Shares are entitled to vote thereon or consent thereto: (i) appear at each such meeting or otherwise cause all of its Company Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such Consortium Member is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by the Company for written consent, if any; and (ii) vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent covering, all of its Company Shares (A) in favor of the approval, adoption and authorization of the Definitive Agreement and the approval of the Transaction and any other transactions contemplated by the Definitive Agreement, (B) in favor of any other matters required to consummate the Transaction and any other transactions contemplated by the Definitive Agreement, (C) against any proposal or any other transaction, agreement or action made in opposition to the Transaction or in competition or inconsistent with the Transaction, and (D) against any other action, agreement or transaction that is intended to facilitate an proposal or is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the Transaction or any other transactions contemplated by the Definitive Agreement or the performance by such Consortium Member of its obligations under this Agreement.

(e)   Each Consortium Member shall retain at all times the right to vote or consent with respect to such Consortium Member's Company Shares in such Consortium Member's sole discretion and without any other limitation on those matters, other than those limitations contained in Section 1.05(d).

(f)   Each Consortium Member hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters' rights, rights of appraisal and any similar rights relating to the Transaction and any other transactions contemplated by the Definitive Agreement that such Consortium Member or any other person may have by virtue of, or with respect to, any of the Company Shares.

Section 1.06   Reserved Matters

Notwithstanding anything to the contrary in this Agreement, none of the following actions (each, a "Reserved Matter") shall be taken, agreed or consummated by any Consortium Member, Parentco, Holdco, Merger Sub or any of their respective Affiliates in connection with the Transaction without the prior written consent of the CEO Entity:

(a)   the merger consideration to be offered in the Transaction and any other material terms of the Merger Agreement;

(b)   the waiver, deferral or satisfaction of any condition to Closing in the Merger Agreement.

ARTICLE II
PARTICIPATION IN TRANSACTION; INFORMATION SHARING AND ROLES; APPOINTMENT OF ADVISORS; WAIVERS AND CONSENTS

Section 2.01   Participation in the Transaction

Each Consortium Member shall (i) cooperate and proceed in good faith to negotiate and consummate the Transaction, (ii) comply with any information delivery or other requirements under any agreement or arrangement entered into by Parentco, Holdco, Merger Sub, a Consortium Member or an Affiliate of a Consortium Member, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such requirements, and (iii) execute and comply with any confidentiality agreements reasonably required by the Company.

Section 2.02   Information Sharing and Roles

Each Consortium Member shall make commercially reasonable efforts to (i) share all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (ii) provide the Initial Sponsor, Parentco, or Holdco with all information reasonably required concerning such Consortium Member and its Affiliates or any other matter relating to such Consortium Member and its Affiliates in connection with the Transaction and for inclusion in the Documentation, (iii) provide timely responses to requests by the Initial Sponsor or Joint Advisors for information, (iv) apply the level of resources and expertise that such Consortium Member considers is necessary and appropriate to meet its obligations under this Agreement, and (v) consult with the Initial Sponsor and otherwise cooperate in good faith on any public statements regarding the Parties' intentions with respect to the Company, any issuance of which shall be subject to Section 6.01. Unless the Initial Sponsor otherwise agrees, none of the Consortium Members shall commission a report, opinion or appraisal in respect of the Transaction. Notwithstanding the foregoing, no Consortium Member shall be required to make available to the other Consortium Members any of its internal investment committee materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality, or any information that is independently produced by any Consortium Member or its Representatives which relates to the internal affairs of that Consortium Member or its Affiliates. For the avoidance of doubt, nothing in this Agreement shall require any Consortium Member or CEO to disclose any information the disclosure of which is prohibited or restricted by applicable law, regulation, stock exchange rule, fiduciary or similar duties, or any confidentiality obligations.

Section 2.03   Appointment of Advisors

(a)   The Consortium Members agree that the Initial Sponsor shall be responsible for engaging (including the scope and engagement terms), terminating or changing all Joint Advisors ("Joint Advisors", each a "Joint Advisor") to Parentco, Holdco and/or the Consortium Members in connection with the Transaction, provided that the Initial Sponsor shall first consult with the other Consortium Members prior to any such engagement, termination or change, and provided further that the Consortium Members agree and acknowledge that Han Kun Law Offices has been selected by the Consortium as the legal counsel to represent the Consortium in connection with the Transaction and shall be a "Joint Advisor" under this Agreement.

(b)   If a Consortium Member requires separate representation in connection with specific issues arising out of the Transaction or other matters contemplated by the Documentation, it may retain other Advisors to advise it. Each Additional Sponsors which engages any separate Advisors shall be solely responsible for the fees and expenses of any such separate Advisors unless the scope and engagement terms of such separate Advisors have been approved by the other Consortium Members, in which case such Advisor shall not be deemed a separate Advisor and all fees and expenses of such Advisor shall be Consortium Expenses and allocated as between the Consortium Members as provided in Section 3.01.

Section 2.04   Waivers and Consents

Each Consortium Member shall use reasonable best efforts and shall provide all cooperation as may be reasonably requested by the other Consortium Members to obtain all applicable governmental, statutory, regulatory or other consents, licenses, waivers or exemptions required or, in the reasonable opinion of the other Consortium Members, desirable for the consummation of the Transaction, provided that the Initial Members shall not, however, be obliged to make any submission or provide any data to any governmental, statutory, regulatory or other third party that is reasonably determined by each Initial Member in its sole discretion as strategically sensitive or which is otherwise held subject to an obligation of confidentiality, and provided further that in no event shall any Initial Member be required to negotiate, agree to or accept any sale, divestiture, license or disposition of any of its or its Affiliates' assets or businesses or to agree to any limitations with respect to the conduct of its business (outside such Initial Member's ownership in the Company).

ARTICLE III
TRANSACTION COSTS

Section 3.01 Expenses and Fee Sharing

(a)   If the Transaction is consummated then, at or immediately following the Closing, Holdco or the Company (or another entity agreed by the Initial Sponsor) shall reimburse the Consortium Members (or their respective designees) for, or pay on behalf of the Consortium Members, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction and the Debt Financing, including, without limitation, the reasonable fees, expenses and disbursements payable to (i) Advisors retained jointly by the Consortium Members to the extent such appointment and expenses are agreed to in advance in accordance with Section 2.03(a) and Advisors who were retained by an Initial Member (it being understood that King & Wood Mallesons is counsel to the CEO Entity) and (ii) any Financing Banks (collectively, the "Consortium Expenses").

(b)   If the Transaction is not eventually consummated (and Section 3.01(c) below does not apply), (i) each Consortium Member which engages any separate Advisors shall be solely responsible for the fees and expenses of any such separate Advisors in accordance with Section 2.03(b), and (ii) the Consortium Members agree to pay in a timely manner and ratably in proportion to their respective committed equity ownership directly or indirectly in Holdco (or as may otherwise be agreed among the Consortium Members), the out-of-pocket costs and expenses payable by them in connection with the Transaction and incurred prior to or in connection with the termination of the Transaction, including any termination fee payable to the Company pursuant to the Definitive Agreement and any fees and expenses payable to any Joint Advisors retained by the Consortium.

(c)   If the Transaction is not consummated due to the unilateral breach of this Agreement by one or more Consortium Members, then the breaching Consortium Member(s) shall (i) be solely and fully liable for all reverse termination fees or similar break fees payable in connection with the Transaction, (ii) indemnify and hold harmless each non-breaching Consortium Member from and against any and all losses, liabilities or damages suffered or incurred arising out of or relating to such breach, and (iii) reimburse any non-breaching Consortium Member for all out-of-pocket costs and expenses incurred in connection with the Transaction, including any fees, expenses and disbursements of (A) Advisors retained by the Consortium Members (including the fees, expenses and disbursements of any separate Advisors retained by a Consortium Member pursuant to Section 2.03(b)) and (B) any Financing Banks engaged by the Consortium in connection with any Debt Financing, without prejudice to any rights and remedies otherwise available to such non-breaching Consortium Member.

(d)   Any break fees, work fees or similar payments received by Holdco in connection with the Transaction will first be used to meet any Consortium Expenses and any balance will be paid to each Consortium Member on a pro rata basis in accordance with their respective direct or indirect committed equity ownership in Holdco unless otherwise agreed by all Consortium Members.

ARTICLE IV
LIMITATION OF LIABILITY

Section 4.01   Limitation of Liability

The obligations of each Consortium Member under this Agreement are several (and not joint or joint and several).

ARTICLE V
TERMINATION

Section 5.01   Termination Events

(a)   Prior to the execution of the Definitive Agreement, (i) if the Initial Sponsor agrees that the Consortium Members are unable to agree either among themselves or with the Company upon the material terms of the Transaction (including the terms of the Debt Financing) or (ii) a Consortium Member is not satisfied with the results of the due diligence investigation of the Company, then a Consortium Member may cease its participation in the Transaction and the Consortium.

(b)   This Agreement shall terminate automatically without any further action on the part of any Consortium Member upon the earlier of (i) the expiration of the Exclusivity Period (including any extensions thereof) unless the Definitive Agreement has been executed prior to such expiration or (ii) upon the Company ceasing to negotiate with the Consortium, whether by rejection of the Proposal, execution of a letter of intent, exclusivity agreement or definitive agreement with another person or entity, or otherwise.

(c)   This Agreement shall terminate at any time upon the mutual written agreement of each Consortium Member.

Section 5.02   Effect of Termination

(a)   Upon termination of this Agreement with respect to a Consortium Member pursuant to Section 5.01(a), (i) Article III (Transaction Costs), Article IV (Limitation of Liability), Article V (Termination), Section 6.02 (Confidentiality), Article VII (Notices) and Article IX (Miscellaneous) shall continue to bind such Consortium Member and such Consortium Member shall be liable under Article III for its share of any Consortium Expenses incurred prior to the termination of this Agreement with respect to such Consortium Member and (ii) any Advisors appointed under this Agreement may continue to advise the continuing Consortium Members.

(b)   Upon termination of this Agreement pursuant to Section 5.01(b) or Section 5.01(c), Article III (Transaction Costs), Article IV (Limitation of Liability), Article V (Termination), Section 6.02 (Confidentiality), Article VII (Notices) and Article IX (Miscellaneous) shall continue to bind the Consortium Members and each Consortium Member shall be liable under Article III for its share of any Consortium Expenses incurred prior to the termination of this Agreement, unless there was a breach of this Agreement by a Consortium Member prior to such termination, in which case Section 3.01(c) shall apply.

(c)   Other than as set forth in <u>Section 5.02(a)</u>, <u>Section 5.02(b)</u> or <u>Section 3.01(c)</u>, the Consortium Members shall not be liable to each other in relation to this Agreement after termination of this Agreement. Subject to <u>Section 1.05</u>, upon termination of this Agreement with respect to all Consortium Members, the Consortium Members shall jointly own but may use separately all of the due diligence information, advice and work product in relation to the Transactions and any Advisors appointed under this Agreement may continue to advise, separately, any of the Consortium Members.

ARTICLE VI
ANNOUNCEMENTS AND CONFIDENTIALITY

Section 6.01   <u>Announcements</u>

No announcements regarding the subject matter of this Agreement shall be issued by any Consortium Member without the prior written consent of the other Consortium Members, which consent shall not be unreasonably conditioned, withheld or delayed, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange (but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other Consortium Members and the other Consortium Members have had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable and permitted by applicable law). Any announcement to be made by the Consortium Members or their Affiliates (including Parentco, Holdco and Merger Sub) in connection with the Transaction shall be jointly coordinated and agreed by the Consortium Members.

Section 6.02   <u>Confidentiality</u>

(a)   Except as permitted under <u>Section 5.02(c)</u> or <u>Section 6.03</u>, each Consortium Member shall not, and shall direct that its Representatives, its Affiliates and Representatives of its Affiliates not to, without the prior written consent of the other Consortium Members, disclose any Confidential Information received by it (the "<u>Recipient</u>") from any other Consortium Member (the "<u>Discloser</u>"). Each Consortium Member shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)   Subject to <u>Section 5.02(c)</u> and <u>Section 6.02(c)</u>, the Recipient shall safeguard and return to the Discloser or destroy any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the back-up tapes of the Recipient's hardware), at the election of the Recipient, destroy, any Confidential Information contained in any material in its or its Representatives' possession or control.

(c)   Each of the Consortium Members may retain in a secure archive a copy of the Confidential Information referred to in <u>Section 6.02(b)</u> if the Confidential Information is required to be retained by the Consortium Member for regulatory purposes or in connection with a bona fide document retention policy.

(d)   Each Consortium Member acknowledges that, in relation to Confidential Information received from the other Consortium Members, the obligations contained in <u>Section 6.02</u> shall continue to apply for a period of twenty-four (24) months following execution of this Agreement unless otherwise agreed in writing.

Section 6.03   Permitted Disclosures

A Consortium Member may make disclosures: (a) to those of its Representatives and Affiliates as such Consortium Member reasonably deems necessary to give effect to or enforce this Agreement or the Transaction but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the Financial Supervisory Commission or another regulatory body or international stock exchange having jurisdiction over a Consortium Member or pursuant to whose rules and regulations such disclosure is required to be made, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other Consortium Members and the other Consortium Members have had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable and permitted by applicable law; or (c) if the information is publicly available other than through a breach of this Agreement by such Consortium Member or its Representatives.


ARTICLE VII
NOTICES


Section 7.01   Notices

Any notice, request, instruction or other document to be given hereunder by any Consortium Member to another Consortium Member shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier or electronic mail:

If to CEO Entity:

> 16/F, Tower A, Fairmont Tower
> 33 Guangshun North Main Street
> Chaoyang District, Beijing
> People's Republic of China
> Attention: Changxun Sun
> Email: 13911861793@139.com

with a copy (which shall not constitute notice) to:

> King & Wood Mallesons
> 28th Floor, China Resources Tower
> 2666 Keyuan South Road, Nanshan District
> Shenzhen, Guangdong 518052
> People's Republic of China
> Attention: Owen Wang
> Email: owen.wang@cn.kwm.com

If to Trustbridge:

> 2001, Agricultural Bank of China Tower
> 50 Connaught Road Central, Central, Hong Kong
> Attention: Gladys Wong
> Email: Gladys.Wong@trustbridgepartners.com

with a copy (which shall not constitute notice) to:

> Han Kun Law Offices
> 33/F, HKRI Center Two, HKRI Taikoo Hui
> 288 Shimen Road (No. 1)
> Jing'an District Shanghai 200041
> People's Republic of China
> Attention: Nick Shu
> Email: nick.shu@hankunlaw.com

or to such other address or facsimile number as such Consortium Member may hereafter specify for the purpose by notice to the other Consortium Member hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES

Section 8.01   Representations and Warranties

Each Consortium Member hereby represents and warrants, on behalf of such Consortium Member only, to the other Consortium Members that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Consortium Member and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Consortium Member enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Consortium Member is a party or by which such Consortium Member is bound, or any office such Consortium Member holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Consortium Member or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Consortium Member to create, any lien, charge or other encumbrance of any nature whatsoever upon such Consortium Member's properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Consortium Member.

Section 8.02   Reliance

Each Consortium Member acknowledges that the other Consortium Members have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.01 and have been induced by them to enter into this Agreement.

ARTICLE IX
MISCELLANEOUS

Section 9.01   Entire Agreement

This Agreement constitutes the entire agreement between the Consortium Members and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 9.02   Further Assurances

Each Consortium Member shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Consortium Members in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 9.03   Severability

If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Consortium Members to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 9.04   Amendments; Waivers

Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by the Consortium Members. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Consortium Member against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Consortium Member in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.05   Assignment; No Third Party Beneficiaries

Other than as provided herein, the rights and obligations of each Consortium Member shall not be assigned without the prior consent of the Initial Members; provided that each Consortium Member may assign its rights and obligations under this Agreement, in whole or in part, to any of its Affiliates but no such assignment shall relieve such Consortium Member from any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal Representatives and permitted assigns of the Consortium Members. Nothing in this Agreement shall be construed as giving any person, other than the Consortium Members and their heirs, successors, legal Representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, in each case whether by virtue of the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) or otherwise.

Section 9.06   No Partnership or Agency

The Consortium Members are independent and nothing in this Agreement constitutes a Consortium Member as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Consortium Member. For the avoidance of doubt, no legal obligation relating to the commitment to invest in Parentco or Holdco or proceed with the Transaction arises under this Agreement.

Section 9.07   Counterparts

This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. This Agreement shall not be effective until each Consortium Member has executed at least one counterpart.

Section 9.08   Governing Law; Arbitration

This Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the Hong Kong, without giving effect to any choice of law or conflict of law rules or provisions. Subject to Section 9.09, each of the Consortium Members hereby agrees that in the event any dispute arises among the Parties out of or in relation to this Agreement, including any dispute regarding its breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations.   If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.08.   The arbitration shall be conducted in accordance with the Hong Kong International Arbitration Centre ("HKIAC") Administered Arbitration Rules (as amended from time to time) (the "Rules") in force when the notice of arbitration is submitted in accordance with these Rules, which rules are deemed to be incorporated by reference in this Section 9.08.   The place of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three arbitrators. One arbitrator shall be jointly nominated by the claimant(s), irrespective of number, and one arbitrator shall be jointly nominated by the respondent(s), irrespective of number. If either the claimant(s) or the respondent(s) shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two arbitrators so chosen shall select a third arbitrator, provided that if such two arbitrators shall fail to choose a third arbitrator within 30 days after such two arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third arbitrator.   The third arbitrator shall be the presiding arbitrator. The arbitration shall be conducted in private. The parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties hereto otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The parties hereby agree that any arbitration award rendered in accordance with the provisions of this Section 9.08 shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the parties pursuant to or relating to this Agreement, each party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity. The arbitrators shall have no authority to award punitive or other punitive-type damages.

Section 9.09   **Remedies**

Without prejudice to the rights and remedies otherwise available to any Consortium Member, including the right to claim money damages for breach of any provision hereof, any Consortium Member may bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement.

ARTICLE X
DEFINITIONS AND INTERPRETATION

Section 10.01   **Definitions**

In this Agreement, unless the context requires otherwise:

"Advisors" means the advisors and/or consultants of Parentco, Holdco, the Consortium Members and/or a Consortium Member, as the case may be, appointed in connection with the Transaction.

"Affiliate" means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person "Affiliates" and "Affiliated" shall be construed accordingly.

"Agreement" means this Consortium Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

"Beneficial Ownership" by a person of any security includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act; provided that, without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person will include securities Beneficially Owned by any Affiliates of such person which are Controlled by such person, but no Beneficial Ownership of securities shall be attributed to securities Beneficially Owned by any other person(s) solely by virtue of the fact that such first person may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act with such other person(s). The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have correlative meanings.

"Business Day" means any day (other than a Saturday or a Sunday) on which banks generally are open in the People's Republic of China, Hong Kong, Cayman Islands, and City of New York, for the transaction of normal banking business.

"Closing" means the consummation of the Transaction.

"Company" means Cloopen Group Holding Limited, a company incorporated under the laws of the Cayman Islands.

"Company Shares" means the ordinary shares, par value US$0.0001 per share, in the share capital of the Company.

"Competing Proposal" means a proposal, offer or invitation to the Company, the Consortium Members or any of their respective Affiliates (other than the Proposal), that involves the direct or indirect acquisition of 10% of the Company, a sale of all or any significant amount of the assets of the Company, a restructuring or recapitalization of the Company, or some other action, agreement or transaction that is intended, that could reasonably be expected or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage, adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Consortium Members.

"Confidential Information" includes (a) all written, oral or other information obtained in confidence by one Consortium Member from any other Consortium Member in connection with this Agreement or the Transaction, unless such information is already known to such Consortium Member or to others not known by such Consortium Member to be bound by a duty of confidentiality, such information is or becomes publicly available other than through a breach of this Agreement by such Consortium Member or is independently developed by such Consortium Member without reference to the disclosing party's Confidential Information and (b) the existence or terms of, and any negotiations or discussions relating to, the Proposal, this Agreement and any definitive documentation, including the Definitive Agreement.

"Control" means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, contract or otherwise.

"Documentation" means the documentation required to implement the Transaction, including the Proposal, the Definitive Agreement, the Holdco Shareholders Agreement, the Parentco Shareholders Agreement, filings with the Financial Supervisory Commission and other governmental agencies, and ancillary documentation, in each case, in the form to be agreed by the Consortium Members.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exclusivity Period" means the period beginning on the date hereof and ending on the first to occur of: (a) the date which falls on the expiry of 12 months after the date hereof, and (b) the termination of this Agreement pursuant to Section 5.01(b)(ii) or Section 5.01(c).

"Hong Kong" means Hong Kong Special Administrative Region of the People's Republic of China.

"Representative" of a Consortium Member means such Consortium Member's officers, managers, directors, general partners, employees, outside counsel, accountants, consultants, financial advisors, and potential sources of equity or debt financing (and their respective counsel).

"Securities" means Company Shares, warrants, options and any other securities which are convertible into or exercisable for Company Shares that are owned (of record or beneficially) by a Consortium Member as of the date of this Agreement, together with any other Company Shares acquired (whether beneficially or of record) by a Consortium Member after the date hereof and prior to the Closing, including any Company Shares acquired by means of purchase, dividend or distribution, or issued upon exercise of any options or warrants or the conversion or exercise of any securities convertible into or exercisable for Company Shares or otherwise.

"Subsidiary" of a Person means each other Person Controlled by such Person.

Section 10.02 Statutory Provisions

All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, reenactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

Section 10.03 Recitals and Schedules

References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the Consortium Members are references respectively to the Consortium Members and their legal personal representatives, successors and permitted assigns.

Section 10.04 Meaning of References

In this Agreement, unless the context requires otherwise:

(a)   words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)   references to a "person" shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a "company" shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)   references to the word "include" or "including" (or any similar term) are not to be construed as implying any limitation;

(d)   any reference to "writing" or "written" includes any method of reproducing words or text in a legible and non-transitory form;

(e)   references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time; and

(f)   references to "US$" are to the lawful currency of the United States of America, as at the date of this Agreement.

Section 10.05 Headings

Section and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

Section 10.06 <u>**Negotiation of the Agreement**</u>

The Consortium Members have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Consortium Members and no presumption or burden of proof shall arise favoring or disfavoring any Consortium Member by virtue of the authorship of any provisions of this Agreement.

IN WITNESS WHEREOF, the Consortium Members have caused this Agreement to be executed and delivered as of the date first written above.

Cloopen Co., Ltd.

By: /s/ Changxun Sun
Name: Changxun Sun
Title: Director

IN WITNESS WHEREOF, the Consortium Members have caused this Agreement to be executed and delivered as of the date first written above.


Trustbridge Partners VII, L.P.


By:/s/ LIN Ning David
Name: LIN Ning David
Title: Authorized Signatory

Exhibit A